Exhibit 99.1

NEWS RELEASE

July 8, 2019 - For Immediate Release

Great Panther Makes Positive Production Decision for Coricancha

GREAT PANTHER MINING LIMITED (TSX: GPR; NYSE American: GPL) (“Great Panther”, the “Company”) is pleased to report that it has approved a positive production decision for its 100% owned Coricancha gold-silver-lead-zinc-copper mine (“Coricancha”) in Peru. The decision was based upon the final results of the trial stope and bulk sample program (the “Bulk Sample Program” or “BSP”), which confirmed the key operating assumptions for Coricancha contained in the Preliminary Economic Assessment (the “PEA”) and detailed in the Company’s May 31, 2018 press release.

“We are pleased with the results of the BSP and look forward to advancing Coricancha towards commercial production,” stated James Bannantine, President and CEO. “The actual restart date is expected in the first half of 2020 and will be aligned with our other mining operations to ensure the project has the necessary planning and resources in place to optimize operations and profitability. Coricancha is expected to produce approximately 40,000 gold equivalent ounces annually and will be an important addition to Great Panther’s production portfolio going forward.”

BSP Summary

The objective of the BSP was to validate key mine and processing plant operating parameters in the PEA, (PEA technical report can be found here). A total of 5,089 tonnes of mineralized material mined from the Constancia and Escondida veins was processed through the plant. The BSP produced 15,561 ounces of silver, 303 ounces of gold, 107,319 pounds of lead, and 99,889 pounds of zinc through the production of a zinc concentrate and a lead concentrate.

Highlights of the BSP

•	The BSP utilized an overhand cut-and-fill mining method to mine an average vein width of 40 cm. The mining widths experienced during the BSP were between 94 - 110 cm. The PEA assumed a minimum mining width of 90 cm for vein widths of less than 50 cm.
•	The BSP achieved development rates in the range of 3.2 m/day, which were consistent with the development rates assumed in the PEA (3.0 m/day).
•	Metallurgical recoveries of the BSP were 90.3% Ag, 76.0% Au, 85.7% Pb and 82.9% Zn. These recovery levels are in line with those in the PEA.

Opportunities to Enhance Economics

The Company identified several opportunities during the BSP to enhance overall economics of the project. These include opportunities to reduce dilution levels, lower transportation costs, improve plant recoveries, and optimize tailings management.

During the BSP, the Company did not utilize the bio-oxidation circuit due to the sample size and lead time required to initiate the process. The tradeoff between operating cost and additional gold recovery associated with the utilization of the bio-oxidation will be analyzed and optimized in advance of a restart. In addition, a copper concentrate was not produced due to the low copper grades of the mined sample, however, a copper circuit exists and will be available for processing higher grade materials.

There is also potential to increase the life of the mine through developing a mine plan for the resources not incorporated into the PEA, which utilizes only approximately 28% of the overall resource. The restart of Coricancha also opens a significant exploration opportunity through additional underground drilling and development.

Next Steps

With the BSP completed, the Company will keep Coricancha on care and maintenance while additional engineering and operational planning is completed prior to start-up to further optimize and de-risk the project. The development timeline necessary to restart Coricancha and reach full scale production is expected to be less than one year.

Cautionary Statement - Preliminary Economic Assessments & Inferred Resources

Investors are cautioned that the Company’s decision to advance the project to production has been made without completion of a feasibility study due to (i) the existing processing plant facility, (ii) the ability to move ahead to development and production based on low initial capital costs, and (iii) the Company’s knowledge of the mine and resource base. A mine production decision that is made without a feasibility study carries additional potential risks, as discussed in the Company’s annual information form for the year ended December 31, 2018.

Readers are cautioned not to assume that any part or all of the mineral resources defined in the PEA will ever be converted into reserves. Inferred mineral resources, in particular, have a great amount of uncertainty as to their existence and/or economic and legal feasibility and readers are cautioned not to assume that they will ever be upgraded to a higher category. Under Canadian standards, estimates of inferred mineral resources may form part of preliminary economic assessment, but may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Mineral resources that are not mineral reserves, do not, by definition, have demonstrated economic viability.

Qualified Persons

Robert F. Brown, P. Eng., is the Qualified Person for the Company under the meaning of NI 43-101 and has reviewed and approved the results in this news release.

1330 - 200 Granville Street | Vancouver, Canada V6C 1S4 | greatpanther.com	2

ABOUT GREAT PANTHER

Great Panther Mining Limited is an intermediate precious metals mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE American under the symbol GPL. Great Panther operates three mines including the Tucano Gold Mine in Amapá State, Brazil, and two primary silver mines in Mexico: the Guanajuato Mine Complex and the Topia Mine. Great Panther also owns the Coricancha Mine in Peru, which is expected to restart operations in 2020.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, “forward-looking statements”). Such forward-looking statements include, but are not limited to, statements with respect to the findings of the PEA and the BSP for Coricancha, the timing or ability to restart operations for Coricancha, the timing or ability to conduct further exploration, the timing and amount of estimated future production, costs of future production, future initial and sustaining capital expenditures, the completion of remediation activities, the timing and cost of the development of new deposits, the success of exploration activities, the success of converting existing mineral resources into an expanded mine plan, and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different.

These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to (i) proceeding with a production decision made without the completion of a feasibility study, which provides increased uncertainty as to projected initial and sustaining capital costs and operating costs, rates of production and average grades, (ii) the dilution, production rates, metal recoveries and operating costs indicated by the BSP may not be indicative of full scale mining operations at Coricancha, (iii) potential political and social risks involving Great Panther’s operations in a foreign jurisdiction, (iv) the potential for unexpected capital and operating costs and expenses, (v) fluctuations in metal prices, (vi) fluctuations in currency exchange rates, (vii) physical risks inherent in mining operations, (viii) operating or technical difficulties in mineral exploration, (ix) changes in project parameters as mining plans continue to be refined, (x) and other risks and uncertainties including those described in respect of Great Panther, in its annual information form for the year ended December 31, 2018, management discussion and analysis and material change reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.

There is no assurance that such forward looking statements will prove accurate; results may vary materially from such forward-looking statements; and there is no assurance that the Company will be able to restart Coricancha or that operations at Coricancha will prove to be profitable. Readers are cautioned not to place undue reliance on forward looking statements. The Company has no intention to update forward looking statements except as required by law.

1330 - 200 Granville Street | Vancouver, Canada V6C 1S4 | greatpanther.com	3

For more information, please contact:

Alex Heath, CFA

Director, Corporate Development & Investor Relations

Toll free:	1 888 355 1766
Tel:	+1 604 638 8956

aheath@greatpanther.com

www.greatpanther.com

1330 - 200 Granville Street | Vancouver, Canada V6C 1S4 | greatpanther.com	4